David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, NY 11563
Tel. (516) 887-8200
Fax (516) 887-8250

January 26, 2012

BY EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Ms. Tonya Bryan, Esq.

Re: WNS Studios, Inc.
Registration Statement on Form S-1
Filed on February 3, 2011
File Number 333-172050

Dear Ms. Bryan:

On behalf of WNS Studios, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No.1 to Registration Statement on Form S-1/A (the "Amendment”) in response to the Commission's comment letter, dated March 1, 2011 (the “Comment Letter”), with reference to the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on February 3, 2011.

In addition to the Amendment, the Company supplementally responds to all the Commission's comments as follows:

Registration Statement Cover Page

1.     Please revise your approximate date of commencement to reflect that you will begin offering securities as soon as possible after the effective date, as it appears that you are not eligible to offer securities on a delayed basis. Alternatively, please advise.

Response:   The Amendment has been revised to reflect that the Company will begin offering securities as soon as possible after the effective date.

Calculation of Registration Fee Table

2.     We note your disclosure that the "offering price was determined by the price shares were sold to the security holders in private placement transactions." Given this disclosure and similar disclosure elsewhere in footnote 2 to this table and the fact that you included the amount to be registered column and the proposed maximum aggregate price per share column, please provide us with your analysis for calculating the offering price based on Rule 457(o) as opposed to Rule 457(a). Alternatively, please revise the table as appropriate.

Response: In accordance with the Commission's comment, we have revised footnote 2 to indicate that the offering price was calculated based on Rule 457(a). Please note that since the Registration Statement covers shares previously sold, there will be no need to amend the number of shares being sold by the security holders in the Registration Statement.

3.   We note your disclosure in footnote 2 to the table relating to Rule 416. If you intend to use Rule 416(a), please explain how the securities are offered pursuant to "terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions."

Response: Since the Company does not intend to use Rule 416, the reference thereto has been deleted from footnote 2 in the table of the Amendment.

Prospectus Cover Page

4.   Please advise whether you have any plans to use the prospectus before the effective date of the registration statement. Alternatively, please delete the "Subject to Completion" legend and date. Refer to Item 501(b)(10) of Regulation S-K. In this regard, we note that the first paragraph and the last paragraph on the prospectus cover page appear to include substantially similar language.

Response: The Company does not intend to use the prospectus before the effective date of the registration statement. Accordingly, the Amendment has been revised to delete the "Subject to Completion" legend and date and last paragraph on the prospectus cover page.

5.   Please revise the third paragraph of the prospectus cover page to state that there is no guarantee that your common stock will be eligible for trading or quoted on the Over the Counter Bulletin Board. Please similarly revise the Offering Price paragraph on page 1, the first paragraph of the Market for the common shares section on page 2, the first paragraph of the Plan of Distribution section on page 16 and the Market Information paragraph on page 21.

Response:  The third paragraph of the prospectus cover page of the Amendment, as well as the Offering Price paragraph on page 1, the first paragraph of the Market for the common shares section on page 2, the first paragraph of the Plan of Distribution section on page 16 and the Market Information paragraph on page 21 have each been revised to state that there is no guarantee that  the Company’s common stock will be eligible for being quoted on the Over the Counter Bulletin Board.

6.    Please highlight the cross reference to the risk factors section contained in the fourth paragraph of the prospectus cover page by prominent type or in another manner. Refer to Item 501(b)(5) of Regulation S-K.

Response: We note the Commission’s comment and the cross reference to the risk factors on the prospectus cover page in the Amendment has been highlighted.

Prospectus Summary, page 1

7.    Please disclose the aggregate market price of your common stock based on the proposed offering price of $0.05 per share and immediately thereafter disclose the balance of total stockholders' equity at your most recent balance sheet date.

Response: We note the Commission’s comment and the Amendment has been revised to reflect the aggregate market price $45,000 of the common stock and stockholders’ deficiency of $68,454 as of the nine months ended October 31, 2011.

8.   You state the offering price of $0.05 per share has increased compared to the $0.001 per share paid by selling shareholders because the shares will be liquid and registered. Unless you can substantiate that registration and liquidity of the shares provides the resulting change in price, please revise throughout your filing to delete this assertion and instead state that the offering price has been determined arbitrarily.

Response: The Amendment has been revised to state that the offering price has been determined arbitrarily by the Company.

9.   Please disclose your monthly "burn rate" and the amount of time that your present capital will last at this rate here and in the liquidity and capital resources section.

Response:  The Amendment has been revised accordingly.

Going Concern Considerations, page 2

10.   The independent auditor's report expresses substantial doubt about the company's ability to continue as a going concern. Please provide this information in this section.

Response: The Amendment has been revised to provide the additional information about the Company’s ability to continue as a going concern as expressed in the auditor’s report

11.   Please revise to quantify your losses as of the most recent interim period here and in the first risk factor on page 7. Please also provide your working capital deficiency as of the most recent interim period in the first risk factor on page 7.

Response: We note the Commission’s comment and the Amendment has been revised to quantify the Company’s losses as of the most recent interim period under Going Concern Considerations and in the first risk factor on page 7. The working capital deficiency has been updated as of the most recent interim period in the first risk factor on page 7.

Summary of Risk Factors, page 2

12.   Please advise as to why you have included this section which appears to repeat the titles of the risk factors contained in the Risk Factors section. Alternatively, please delete this section and include a cross reference to the Risk Factors section in the summary. Additionally, there appear to be risk factor titles that appear in the Summary of Risk Factors section that do not appear in the Risk Factors section. Please advise or revise your Risk Factors section to include these risk factors.

Response: The Amendment has been revised to delete the summary risk factors and a cross reference to the Risk Factor section was inserted in its stead.

Risk Factors, page 6

13.   Please revise to include a risk factor that Messrs. Lustig and Leifer are not currently receiving any salary and when and how much of a salary you anticipate paying Messrs. Lustig and Leifer.

Response:  We note the Commission’s comment. The Amendment has been revised to include a risk factor that the Company has not paid any compensation to either Messrs. Lustig or Leifer or its current officer and director and that the Company has no current intention to pay any salary or compensation to such persons.

14.   We note that Exhibit 10.1 includes a risk factor that management has no experience in the industry in which this company intends to operate. Please create a risk factor to disclose such risk.

Response: We note the Commission’s comment. The Amendment has been revised to include a risk factor that the officers and directors have no experience in the industry in which the Company intends to operate.

We have no track record that would provide a basis for assessing our ability to conduct successful business activities, page 7

15.   Please clarify what you mean by "developing and marketing of [your] productions or facilities and thereafter making them available for sale."

Response: The Amendment had been revised to clarify that the Company has no track record that would allow an investor to assess the likelihood that it will be successful in marketing movies produced by Watermark Studios.

Our continued operations depend on current production appetites, page 7

16.   Please revise to state as a belief or substantiate your claims that "[t]he production industry worldwide is in a favorable position," and "[t]he demand for quality entertainment worldwide is reaching record levels." In addition, expand the text of the risk factor to address the risk identified in the second sentence of the title.

Response: The Amendment has been revised in accordance with the Commission's comment that the foregoing statements are the Company's beliefs. The risk factor has been expanded to address the risk identified in the second sentence of the title.

We are completely dependent on the services of our executive officers, page 7

17.   Please revise this risk factor to state the amount of time each week Messrs. Lustig and Leifer work for you.

Response: We note the Commission’s comment and have an added a risk factor  to state that the Company’s sole officer will devote between 5 and 30 hours per week to its operations on an ongoing basis, and will devote whole days and even multiple days at a stretch when required.

The market for penny stocks has experienced numerous frauds, page 10

18.   Please revise this risk factor to provide a discussion of the risk outlined in the heading of this risk factor.

Response: The Amendment has been revised to include a discussion of the risk outlined in the risk factor.

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, page 12

19.   Please update your reference to the American Stock Exchange here and on page 25 or advise. In addition, if only one of your directors is not independent, please specify which director is not independent or revise to state that your "directors" are not independent.

Response: The Amendment has been revised to delete the reference to the American Stock Exchange and to clarify that  the director is not independent.

20.   Please also revise this risk factor to clarify, if true, that you are not seeking to list your securities on the New York Stock Exchange or the Nasdaq Stock Market.

Response: The Amendment has been revised to clarify that the Company is not seeking to list its securities on the New York Stock Exchange or the Nasdaq Stock Market at this time.

Determination of Offering Price, page 13

21.   Please revise the first sentence of this section to state that selling security holders will sell their shares at $.05 per share until your shares are quoted on the OTC Bulletin Board as opposed to "until a market develops." Please similarly revise the fifth sentence of the first paragraph on page 16.

Response: The Amendment has been revised to reflect the Commission’s comment in the "Determination of Offering Price" section as well as in the "Plan of Distribution" section.

Selling Security Holders, page 14

22.   Please note that certain family members are deemed to beneficially own the shares held by other family members. Please confirm that your selling security holders table is accurate in this regard.

Response:  The Company is aware that certain family members are deemed to beneficially own shares held by other family members. The Company confirms that there are no familial relations among any of the selling security holders and/or affiliates of the Company and the Amendment has been revised to include such statement.

Description of Business, page 19

23.   Your description of business section should include information about your principal products or services, your distribution methods, and your competitive position and conditions. In addition, please revise to explain how you plan to generate revenue. Please refer to Item 101(h) of Regulation S-K.

Response:  The Amendment has been revised accordingly.

24.  Please advise as to what is meant by "initial investigations into acting as an agent to Watermark" in the first paragraph of this section.

Response:  The Amendment has been revised to clarify what was meant by such language.

25.   We note your disclosure that you have not sold or promoted any movies for Watermark Studios. Please revise this section and your plan of operation section to disclose whether Watermark has produced any movies to date, whether it is in the process of producing any movies, and when you expect to begin promoting Watermark's movies.

Response: The Amendment has been revised to indicate that as of the date of the Amendment, Watermark Studios has not produced any movies for the Company to sell.

26.   We note your disclosure on page 20 regarding the amendment to the Going Public Engagement and the Office Service Agreement. Please revise your disclosure to clarify whether you will pay any fees to the consultant under the Going Public Engagement and how much of a commission or fee Mr. Shneibalg may be entitled to under the Office Service Agreement.

Response:  The Amendment provides that the Company no longer owes any monies to either Mr. Shneibalg, SE Executive Services or the consultant pursuant to the Going Public Engagement Agreement.

Employees, page 21

27.   Please revise your disclosure to state how much time your officers and directors devote to your business. Additionally, we note your reference to your "sole executive officer" here and on page 27. Reconcile this disclosure with your statements in other sections of the registration statement that you have two executive officers and directors.

Response:  Mr. Gross, our sole officer, does not work exclusively for us and does not devote all of his time to our operations.  Therefore, it is possible that a conflict of interest with regard to his time may arise based on his employment with other companies.  The Amendment has been revised accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Plan of Operation, page 22

28.   Please revise significantly to discuss your detailed plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal, the time involved in your estimation, and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step. In addition, briefly describe your anticipated advertising and marketing efforts.

Response:  The Amendment has been revised to discuss the Company's business plans.

29.   We note that you will need $55,000 during the next twelve months. This estimate does not include your office rent, $11,000 in accounting fees and expenses, $25,000 in legal fees and other expenses disclosed on page 27 and any amounts that may be due to Shmuel's Hatzacha Consulting, Inc. Please revise or advise. Please also revise to discuss your liquidity needs on a long-term basis.

Response: We note the Commission's comment and respectfully submit that $55,000 is an accurate projection of the amount of funding we will require to operate within the next 12 months. On a long term basis, the Company will require said amount to maintain its status as an SEC reporting company.

Directors. Executive Officers. Promoters and Control Persons, pace 24

30.   Please discuss specific experience, qualifications, attributes or skills of your directors. Refer to Item 401(e) of Regulation S-K. Additionally, please revise to include Mr. Leifer's position with Libin & Katz Business Brokerage and Management Company.

Response: The Amendment has been revised to provide the required information for Mr. Moses Gross, the Company's sole officer and director.

Executive Compensation, page 26

31. Please revise to include a Summary Compensation Table.

Response: We note the Commission’s comment and the Amendment has been revised to include a Summary Compensation Table.

Security Ownership of Certain Beneficial Owners and Management page 26

32.   It appears that Mr. Lustig owns 80% of your outstanding common stock as opposed to 75%. Please advise or revise this table and your disclosure elsewhere in the filing which indicates that Mr. Lustig owns 75% of your outstanding common stock as appropriate.

Response: We note the Commission’s comment and the Amendment has been revised to provide that Mr. Gross purchased all the shares previously owned by Mr. Lustig.

Financial Statements

Auditors' Report page F-l

33.   We note that as of October 31, 2010, your total assets consisted of cash of $258. We note no disclosure of subsequent events. We also note that your independent registered public accounting firm issued its report on your financial statements dated February 2, 2011. We also note your disclosure that estimated accounting fees and expenses of the offering are $11,000. Please tell us whether your accounting firm had been paid for its audit and review work on your April 30,2010 and October 31,2010 financial statements, respectively, as of February 2, 2011 and, if so, how and when you paid for this work.

Response:  Our accounting firm had been paid $5,000 on April 30, 2010 as a retainer for the April 30, 2010 audit.  This amount was recorded as prepaid expenses at April 30, 2010.  The balance of fees for the April 30, 2010 audit and October 31, 2010 review were paid as follows: $5,000 on November 1, 2011 and $5,000 on December 6, 2011.  The $10,000 paid in November and December 2011 was from the proceeds of a promissory note with a related party dated November 1, 2011, which has been disclosed in the subsequent events footnote in the April 30, 2011 financial statements.

Note 11 - Exclusive Agreement page F-l1

34.   You disclose that you have an exclusive agreement dated May 16, 2009 with Watermark Studios, Inc., a film and television production studio located in Muskegon, Michigan. You disclose that you will act as Watermark's exclusive authorized agent, having the right to promote, syndicate and sell any movies made or produced by Watermark. In this regard, please revise to disclose the status of Watermark Studios, Inc.'s operations, including how long they have been in operation and the number and nature of films and television programs they have made or produced.

Response:  As disclosed in the Amended Registration Statement, the agreement with Watermark has been terminated.

35.   Please revise to disclose the terms of your compensation under your contract with Watermark Studios, Inc.

Response: As disclosed in the Amended Registration Statement, the agreement with Watermark has been terminated.

Prospectus Back Cover Page

36.   Please revise to include the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Response: We note the Commission’s comment and the Amendment has been revised to include the dealer prospectus delivery obligation.

Part II

Recent Sales of Unregistered Securities, page IT-2

37.  We note your disclosure that "[f|rom May through February 2010 [you] sold 900,000 shares of common stock to 45 investors." You also state on pages F-4 and F-l0 that this sale took place on February 8, 2010. Please revise for consistency your disclosure here and on pages 12 and 14 or advise.

Response: We note the Commission’s comment and the Amendment has been revised to reflect that the sale of the securities took place on February 8, 2010.

38.   We also note your disclosure that the Regulation S offering was fully subscribed. This appears to conflict with the Subscription Agreement filed as Exhibit 10.1 which states that the offering contemplated an aggregate of up to 1,200,000 shares of common stock. Please advise or revise your disclosure accordingly.

Response: We note the Commission’s comment and the Amendment has been revised to delete the reference to a fully subscribed offering.

Undertakings, pages II-4

39.   Please revise the undertakings language to match the language set forth in Item 512(a) of Regulation S-K for each undertaking that is provided in parts (a) or (c) of this section.

Response: We note the Commission’s comment and have revised the undertakings to match the language set forth in Item 512 of Regulation S-K for each undertaking that is provided in parts (a) or (c) thereof.

Signatures, page II-6

40.   Please revise the language in the first paragraph of your signatures section to comply with Form S-l requirements.

Response: The Amendment has been revised in accordance with the Commission’s comment.

Exhibit 5.1

41.   Please revise to add the file number of the registration statement.

Response: Exhibit 5.1 of the Amendment has been revised to include the file number to the Registration Statement.

42.   Please revise the first sentence of the second paragraph of the opinion to state that you have relied upon all such documents for factual matters only. Please also advise as to what matters in the registration statement and exhibits you have relied upon.

Response: Exhibit 5.1 of the Amendment has been revised to reflect the Commission’s comment.

43.   Please either delete the last sentence of the second full paragraph of the opinion or advise as to the reason for the inclusion of such language in the opinion.

Response: Exhibit 5.1 of the Amendment has been revised to delete the last sentence of the second paragraph.

44.   Please revise to add a statement in the third paragraph of the opinion in which counsel opines that the securities to be issued are "duly authorized."

Response: The third paragraph of Exhibit 5.1 of the Amendment has been revised to state that the securities issued were "duly authorized."

Exhibit 10.3

45.   Please re-file this exhibit to include conformed signatures.

Response: Exhibit 10.3 to the Amendment has been re-filed to include conformed signatures.

Exhibit 10.5

46.   Please re-file this exhibit to include all schedules contemplated by the agreement.

Response: Exhibit 10.5 to the Amendment has been re-filed to include all schedules thereto.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,
/s/ David Lubin
David Lubin

cc: Moses Gross